EXHIBIT 21.1 — SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation	Relationship to Registrant
CorVel Healthcare Organization	California	wholly-owned subsidiary

CorVel Healthcare Corporation	California	wholly-owned subsidiary

CorVel IME Corporation	New York	wholly-owned subsidiary